Exhibit 99.1

Lorus Therapeutics Inc.
Interim Consolidated Balance Sheets

	As at	As at
(amounts in 000's)	November 30, 2006	May 31, 2006
(Canadian dollars)	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$7,040	$2,692
Marketable securities and other investments (note 4)	2,848	5,627
Prepaid expenses and other assets	785	515
	10,673	8,834
Long-term
Marketable securities and other investments (note 4)	5,686	-
Fixed assets	685	885
Deferred financing charges	429	481
Goodwill	606	606
Acquired patents and licenses	-	655
	7,406	2,627
	$18,079	$11,461
LIABILITIES
Current
Accounts payable	$584	$555
Accrued liabilities (note 5)	2,046	2,460
	2,630	3,015
Long-term
Secured convertible debentures (note 6)	11,448	11,002

SHAREHOLDERS' EQUITY
Common shares (note 2)	157,190	145,001
Equity portion of secured convertible debentures	3,814	3,814
Stock options (note 3(c))	4,743	4,525
Contributed surplus (note 2(e))	7,702	7,665
Warrants (note 2)	991	991
Deficit accumulated during development stage	(170,439)	(164,552)
	4,001	(2,556)
	$18,079	$11,461

See accompanying notes to the unaudited consolidated interim financial statements
Basis of Presentation Note 1
Contingency Note 6

Lorus Therapeutics Inc.
Interim Consolidated Statements of Loss and Deficit (unaudited)

					Period
	Three	Three	Six	Six	from inception
(amounts in 000's except for per common share data)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian dollars)	Nov 30, 2006	Nov 30, 2005	Nov 30, 2006	Nov 30, 2005	Nov 30, 2006
REVENUE	$23	$6	$30	$7	$736

EXPENSES
Cost of sales	3	1	6	1	93
Research and development (note 5)	1,122	2,631	2,453	6,588	112,928
General and administrative (note 5)	1,407	1,619	2,195	2,695	49,670
Stock-based compensation (note 3)	150	414	263	705	7,013
Depreciation and amortization of fixed assets	100	130	200	260	9,023
Operating expenses	2,782	4,795	5,117	10,249	178,727
Interest expense on convertible debentures	262	209	527	407	1,709
Accretion in carrying value of convertible debentures	227	180	446	366	1,662
Amortization of deferred financing charges	27	19	52	39	223
Interest income	(158)	(95)	(225)	(210)	(11,146)
Loss for the period	3,117	5,102	5,887	10,844	170,439
Deficit, beginning of period	167,322	152,385	164,552	146,643	-
Deficit, end of period	$170,439	$157,487	$170,439	$157,487	$170,439
Basic and diluted loss per common share	$0.01	$0.03	$0.03	$0.06
Weighted average number of common shares outstanding used in the calculation of basic and diluted loss per share	209,992	173,110	198,261	172,911

See accompanying notes to the unaudited interim consolidated financial statements

Lorus Therapeutics Inc.
Interim Consolidated Statements of Cash Flows (unaudited)

					Period
	Three	Three	Six	Six	from inception
(amounts in 000's)	months ended	months ended	months ended	months ended	Sept. 5, 1986 to
(Canadian Dollars)	Nov 30, 2006	Nov 30, 2005	Nov 30, 2006	Nov 30, 2005	Nov 30, 2006
OPERATING ACTIVITIES
Loss for the period	$(3,117)	$(5,102)	$(5,887)	$(10,844)	$(170,439)
Add items not requiring a current outlay of cash:
Stock-based compensation	150	414	263	705	7,013
Interest expense on convertible debentures	262	209	527	407	1,709
Accretion in carrying value of convertible debentures	227	180	446	366	1,662
Amortization of deferred financing charges	27	19	52	39	223
Depreciation, amortization and write-down of fixed assets and acquired patents and licenses	362	522	855	1,045	21,584
Other	-	-	-	-	707
Net change in non-cash working capital balances related to operations	(496)	1,398	(655)	1,113	937
Cash used in operating activities	(2,585)	(2,360)	(4,399)	(7,169)	(136,604)
INVESTING ACTIVITIES
Maturity (purchase) of marketable securities and other investments, net	(3,661)	6,759	(2,907)	14,988	(8,534)
Business acquisition, net of cash received	-	-	-	-	(539)
Acquired patents and licenses	-	-	-	-	(715)
Additions to fixed assets	-	(3)	-	(73)	(6,049)
Cash proceeds on sale of fixed assets	-	-	-	-	348
Cash (used in) provided by investing activities	(3,661)	6,756	(2,907)	14,915	(15,489)
FINANCING ACTIVITIES
Issuance of debentures, of issuance costs	-	-	-	-	12,948
Issuance of warrants	-	-	-	-	37,405
Issuance of common shares, net	-	-	11,654	-	109,025
Additions to deferred financing charges	-	-	-	-	(245)
Cash provided by financing activities	-	-	11,654	-	159,133
(Decrease) increase in cash and cash equivalents during the period	(6,246)	4,396	4,348	7,746	7,040
Cash and cash equivalents, beginning of period	13,286	6,126	2,692	2,776	-
Cash and cash equivalents, end of period	$7,040	$10,522	$7,040	$10,522	$7,040

See accompanying notes to the unaudited consolidated interim financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2006 and 2005

1.  Basis of presentation

These unaudited interim consolidated financial statements of Lorus Therapeutics Inc. (“the Company”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements.  The unaudited interim financial statements follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2006. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2006.

The information presented as at and for the three and six months ended November 30, 2006 and November 30, 2005 reflect, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for a full year.

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage. The continuation of the Company’s research and development activities is dependent upon the Company’s ability to successfully finance its cash requirements through a combination of equity financing and payments from strategic partners. The Company has no current sources of payments from strategic partners. In addition, the Company will need to repay or refinance the secured convertible debentures on their maturity should the holder not choose to convert the debentures into common shares. There can be no assurance that additional funding will be available at all or on acceptable terms to permit further development of the Company’s product candidates or to repay the convertible debentures on maturity.

Management believes that the Company’s current level of cash and short-term investments will be sufficient to execute the Company’s current planned expenditures for the next twelve months. If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

2.  Share capital

(a)  Continuity of common shares and warrants

(amounts and units in 000's)	Common Shares		Warrants
	Number	Amount	Number	Amount
Balance at May 31, 2005	172,541	$144,119	3,000	$991
Interest payments (b)	265	198	-	-
Balance at August 31, 2005	172,806	$144,317	3,000	$991
Interest payments (b)	537	209	-	-
Balance at November 30, 2005	173,343	$144,526	3,000	$991
Interest payments (b)	672	224	-	-
Balance at February 28, 2006	174,015	$144,750	3,000	$991
Interest payments (b)	679	251	-	-
Balance at May 31, 2006	174,694	$145,001	3,000	$991
Equity issuance (c)	33,800	11,640	-	-
Interest payments (b)	792	265	-	-
Stock option exercises	46	22	-	-
Balance at August 31, 2006	209,332	$156,928	3,000	$991
Interest payments (b)	1,031	262	-	-
Balance at November 30, 2006	210,363	$157,190	3,000	$991

(b)  Interest payments

Interest payments relate to interest payable on the $15.0 million convertible debentures payable at a rate of prime +1% until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Common shares issued in payment of interest were issued at a price

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2006 and 2005

equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.

(c)   Equity issuances

On August 30, 2006, the Company raised gross proceeds of $10.4 million by way of a subscription agreement for 28.8 million common shares at a price of $0.36 per common share. The 28.8 million common shares have been qualified for distribution in Canada under a short form prospectus filed on August 25, 2006 with the Ontario Securities Commission. In connection with the transaction, the investor received demand registration rights that will enable the investor to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights will expire on June 30, 2012.

On August 31, 2006, the Company raised gross proceeds of $1.8 million by way of a private placement for 5.0 million common shares at a price of $0.36 per common share.

The Company incurred expenses of $527 thousand related to these issuances, which have been recorded as a reduction to share capital.

During the quarter ended August 31, 2006, 46 thousand stock options were exercised for cash proceeds of $14 thousand (August 31, 2005 - nil)

(d)   Loss per share

The Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

(e)   Continuity of contributed surplus

	Year to date	Year to date
(amounts in 000's)	2007	2006
Balance at beginning of the year	$7,665	$6,733
Forfeiture of vested options	37	16
Balance at end of the period	$7,702	$6,749

3.   Stock-based compensation

(a)   Continuity of stock options

	Six months ended Nov 30, 2006 (000’s)	Weighted average exercise price six months ended Nov 30, 2006	Six months ended Nov 30, 2005 (000’s)	Weighted average exercise price six months ended Nov 30, 2005
Outstanding at beginningof period	10,300	$0.70	8,035	$0.96
Granted	5,318	$0.30	4,044	$0.77
Exercised	(46)	$0.30	―	―
Forfeited	(1,506)	$0.48	(372)	$0.84
Outstanding at end of period	14,066	$0.55	11,707	$0.86

For the three and six month periods ended November 30, 2006 stock compensation expense of $150 thousand (2006 - $414 thousand) and $263 thousand (2006 - $705 thousand) respectively, was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2006 and 2005

(b)  Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	Three months ended Nov 30, 2006	Six months ended Nov 30, 2006	Three months ended Nov 30, 2005	Six months ended Nov 30, 2005
Risk free interest rate	4.50%	4.50%	3.00%	2.25 - 3.00%
Expected dividend yield	0%	0%	0%	0%
Expected volatility	75%	75-80%	70-80%	70-80%
Expected life of options	5 years	5 years	1-5 years	1-5 years
Weighted average fair value of options granted or modified in the period	$0.18	$0.20	$0.22	$0.40

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

(c)   Continuity of stock options

(amounts in 000's)	2007	2006
Balance at beginning of the year	$4,525	$4,252
Forfeiture of vested stock options	(16)	-
Stock option exercise	(8)	-
Stock option expense	113	291
Balance at August 31,	$4,614	$4,543
Stock option expense	150	414
Forfeiture of vested stock options	(21)	(16)
Balance at November 30,	$4,743	$4,941

4.   Marketable securities and other investments

As at November 30, 2006 (amounts in 000’s)

	Less than one year maturities	Greater than one year maturities	Total	Yield to maturity
Fixed income government investments	$2,848	$1,559	$4,407	3.64-3.91%
Corporate instruments	―	4,127	4,127	4.01-4.12%
Balance	$2,848	$5,686	$8,534

As at May 31, 2006 (amounts in 000’s)

	Less than one year maturities	Greater than one year maturities		Total	Yield to maturity
Fixed income government investments	$2,838	$	―	$2,838	3.55-3.64%
Corporate instruments	2,789		―	2,789	3.46-3.87%
Balance	$5,627	$	―	$5,627

At November 30, 2006 and May 31, 2006, the carrying values of short-term investments approximate their quoted market values. Short-term investments held at November, 2006 have varying maturities from one to ten months (May 2006 - one to six months).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
Three and six months ended November 30, 2006 and 2005

5.    Corporate changes

(a)    In November 2005, as a means to conserve cash and refocus operations, the Company scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees.

In accordance with EIC 134 - Accounting for Severance and Termination Benefits, during the three-month and six-month periods ended November 30, 2005 the Company recorded severance compensation expense for former employees of $557 thousand. Of this expense, $468 thousand was presented in the income statement as general and administrative expense and $89 thousand as research and development expense. All severance and compensation expense liabilities relating to the Company’s November 2005 corporate changes have been paid as of November 30, 2006 (May 31, 2006 - $154 thousand remained in accrued liabilities).

(b)    On September 19, 2006 the Company announced that Dr. Jim Wright would step down as the President and Chief Executive Officer effective September 21, 2006. The departure of Dr. Wright resulted in a liability based on a mutual separation agreement executed during the three months ended May 31, 2006 of $500 thousand recorded in general and administrative expense. Accrued liabilities at November 30, 2006 include severance liabilities relating to the mutual separation of $250 thousand that will be paid during the third quarter.

6.      Secured convertible debentures

The terms of the secured convertible debentures are described in note 13 to the Company's annual consolidated financial for the year ended May 31, 2006. The debentures are due on October 6, 2009 and may be converted at the holder's option at any time into common shares of the Company at a conversion price of $1.00 per share. The lender has the option to demand repayment in the event of default, including the failure to maintain certain subjective covenants, representations and warranties.

Management assesses on a quarterly basis whether or not events during the quarter could be considered an event of default. This assessment was performed and management believes that there has not been an event of default and that, at November 30, 2006; the term of the debt remains unchanged.